UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Orion Energy Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

686275108

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,109,553
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,109,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		533,755
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

533,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

533,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,646,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,646,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,646,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,646,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,646,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,646,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 686275108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Orion Energy Systems, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 210 Woodland Drive, Manitowoc, Wisconsin 54220.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX and a certain separately managed account (the “Managed Account”); and

(iv) David L. Kanen, as the managing member of KWM;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Philotimo, PHLOX, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

(c) The principal business of each of KWM, Philotimo and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kanen, is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,109,553 Shares beneficially owned by Philotimo is approximately $1,775,932, including brokerage commissions. The aggregate purchase price of the 553,755 Shares beneficially owned by PHLOX is approximately $886,200, including brokerage commissions. The aggregate purchase price of the 3,092 Shares held in the Managed Account is approximately $5,101, including brokerage commissions.

6

CUSIP No. 686275108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  Mr. Kanen intends on engaging in discussions with the Issuer’s Board of Directors (the “Board”) in furtherance of shareholder representation on the Board.

Except as noted in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,250,071 Shares outstanding as of July 29, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022.

A.	Philotimo
(a)	As of the close of business on September 30, 2022, Philotimo beneficially owned 1,109,553 Shares.

Percentage: Approximately 3.6%

7

CUSIP No. 686275108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,109,553
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,109,553
(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on September 30, 2022, PHLOX beneficially owned 533,755 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 533,755
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 533,755
(c)	The transactions in the Shares by PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on September 30, 2022, KWM beneficially owned 1,646,400 Shares, consisting of (i) the 1,109,553 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 533,755 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 3,092 Shares held in the Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,646,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,646,400
(c)	The transactions in the Shares by KWM (through the Managed Account), Philotimo and PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Kanen
(a)	As of the close of business on September 30, 2022, Mr. Kanen, as managing member of KWM, may be deemed to beneficially own the 1,646,400 Shares beneficially owned by KWM.

Percentage: Approximately 5.3%

8

CUSIP No. 686275108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,646,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,646,400
(c)	Mr. Kanen has not entered into transactions in the Shares during the past sixty days. The transactions in the Shares by KWM, Philotimo and PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference

KWM, in its role as investment manager to the Managed Account, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Account.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 30, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated September 30, 2022.

9

CUSIP No. 686275108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

10

CUSIP No. 686275108

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

Philotimo Fund, LP

Purchase of Common Stock	17,769	1.4706	08/24/2022
Purchase of Common Stock	19,956	1.6022	08/25/2022
Purchase of Common Stock	9,387	1.6495	08/26/2022
Purchase of Common Stock	13,400	1.6466	08/26/2022
Purchase of Common Stock	26,110	1.6516	08/29/2022
Purchase of Common Stock	46,823	1.6499	08/30/2022
Purchase of Common Stock	57,974	1.6479	09/01/2022
Purchase of Common Stock	8,455	1.6486	09/02/2022
Purchase of Common Stock	2,343	1.6500	09/06/2022
Purchase of Common Stock	433	1.6500	09/07/2022
Purchase of Common Stock	26,309	1.6500	09/13/2022
Purchase of Common Stock	333,333	1.6400	09/14/2022
Purchase of Common Stock	21,191	1.6400	09/14/2022
Purchase of Common Stock	43,883	1.5302	09/19/2022
Purchase of Common Stock	426,855	1.5400	09/20/2022
Purchase of Common Stock	154,61	1.5300	09/20/2022
Purchase of Common Stock	14,980	1.5300	09/21/2022
Purchase of Common Stock	3,910	1.5232	09/22/2022
Purchase of Common Stock	19,675	1.5175	09/26/2022
Purchase of Common Stock	100	1.5200	09/27/2022
Purchase of Common Stock	1,206	1.5200	09/29/2022

Philotimo Focused Growth and Income Fund

Purchase of Common Stock	8,884	1.4706	08/24/2022
Purchase of Common Stock	9,978	1.6022	08/25/2022
Purchase of Common Stock	4,693	1.6495	08/26/2022
Purchase of Common Stock	6,600	1.6466	08/26/2022
Purchase of Common Stock	13,055	1.6516	08/29/2022
Purchase of Common Stock	23,411	1.6499	08/30/2022
Purchase of Common Stock	28,986	1.6479	09/01/2022
Purchase of Common Stock	4,227	1.6486	09/02/2022
Purchase of Common Stock	1,171	1.6500	09/06/2022
Purchase of Common Stock	13,152	1.6500	09/13/2022
Purchase of Common Stock	10,579	1.6400	09/14/2022
Purchase of Common Stock	166,667	1.6400	09/14/2022
Purchase of Common Stock	21,942	1.5302	09/19/2022
Purchase of Common Stock	7,728	1.5300	09/20/2022
Purchase of Common Stock	213,427	1.5400	09/20/2022
Purchase of Common Stock	7,478	1.5300	09/21/2022
Purchase of Common Stock	1,955	1.5232	09/22/2022
Purchase of Common Stock	9,822	1.5175	09/26/2022

Kanen Wealth Management, LLC (Through the MANAGED Account)

Purchase of Common Stock	3,092	1.6500	09/12/22